                                                          Filed by Expedia, Inc.
                                               Pursuant to Rule 165 and Rule 425
                                                under the Securities Act of 1933
                                                  Subject Company: Expedia, Inc.
                                                   Commission File No. 000-27429


This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding the pending acquisition of a controlling interest in Expedia, Inc. ("Expedia") by USA Networks, Inc. ("USA"). Forward-looking statements may be identified by, among other things, the word "will" and the assumption that the transaction with USA will be completed in accordance with its terms. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. For example, the transaction is subject to customary closing conditions and there is a possibility the transaction may not be completed if any of these closing conditions are not satisfied. We have based all of our forward-looking statements on information available to us as of December 7, 2001, and we are not obligated to update any of these forward-looking statements.

USA and Expedia filed a joint prospectus/proxy and information statement and other relevant documents concerning USA's acquisition of Expedia with the Securities and Exchange Commission ("SEC") on November 9, 2001. INVESTORS ARE URGED TO READ THE JOINT PROSPECTUS/PROXY AND INFORMATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED IN THE FUTURE WITH THE SEC BECAUSE THOSE DOCUMENTS CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain such documents free of charge at the SEC's website at www.sec.gov. In addition, such documents may also be obtained free of charge by contacting USA Networks, Inc., 152 West 57th Street, New York, New York, 10019, Attention: Investor Relations, or Expedia, Inc., 13810 SE Eastgate Way, Suite 400, Bellevue, WA 98005,
Attention: Investor Relations. INVESTORS SHOULD READ THE JOINT PROSPECTUS/PROXY AND INFORMATION STATEMENT CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

USA and its directors and officers may be deemed to be participants in the offering of securities by USA, and Expedia and its directors and officers may be deemed to be participants in the offering of securities by Expedia as well as in solicitation of proxies from Expedia shareholders to adopt the agreement providing for USA's acquisition of a controlling interest in Expedia. A detailed list of the names and interests of USA's directors and executive officers is contained in the definitive proxy and information statement on Schedule 14A filed by USA with the SEC on April 9, 2001, and a detailed list of the names and interests of Expedia's directors and officers is contained in the definitive proxy and information statement on Schedule 14A filed by Expedia with the SEC on October 11, 2000. Copies of those filings may be obtained free of charge at the SEC's website at www.sec.gov.

[LOGO OF EXPEDIA, INC.]
--------------------------------------------------------------------------------


                            [LOGO OF EXPEDIA, INC.]


[LOGO OF USA NETWORKS INC]                                   [LOGO OF MICROSOFT]


                         The USA Networks Transaction:

                          Update for Expedia Employees

                                      USA


                                                                               1

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[LOGO OF EXPEDIA, INC.]
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Agenda

 .  Overview of the transaction

 .  Information & choices for Expedia shareholders

   -  Eligibility requirements

   -  Description of choices available to you

   -  Description of USAI securities

   -  Schedule & Next steps

   -  Considerations



                                                                               2

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[LOGO OF EXPEDIA, INC.]
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Agenda (cont.)

 .  Information & choices for Expedia stock option holders?

   - Choices available to you

   - Eligibility requirements

   - Description of Expedia Warrants

   - Schedule & next steps

   - Exercising options & exchanging for USAI securities

 .  Timetable for Shareholders & Optionholders

 .  Informational resources


                                                                               3

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[LOGO OF EXPEDIA, INC.]
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The Transaction (1 of 3)

 .  USA Networks to purchase between 33.7 and 37.5 million shares

 .  For each share USA is offering a package of three USA securities

 .  Microsoft has committed to exchange all 33.7 million of its shares

 .  The transaction is expected to close on December 18, 2001


                                                                               4

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[LOGO OF EXPEDIA, INC.]
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The Transaction (2 of 3)

 .  Expedia shareholders may...

   - Exchange shares for USA securities on the same terms as Microsoft

   - Hold their shares & receive Expedia warrants

   - Sell their shares prior to the transaction

 .  Eligible Expedia stock option holders may...

   - Hold their stock options & receive Expedia warrants or

   - Exercise stock options prior to the transaction and

     .  Exchange shares for USA securities on the same terms as Microsoft

     .  Hold their shares and receive Expedia warrants

     .  Sell their shares prior to the transaction


                                                                               5

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The Transaction (3 of 3)

 .  Microsoft will no longer be Expedia's majority shareholder

   - MSFT stock option holders must exercise or forfeit MSFT options (by March 18, 2002)

   - MS Store & other MS-related benefits terminate at closing (on Dec. 18,
     2001)


                                                                               6

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[LOGO OF EXPEDIA, INC.]
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The Exchange

                             [arrow right]                  USAI offer
 [LOGO OF             Expedia Common Stock (up to           to purchase
  MICROSOFT]             33.7 million shares)*              up to 37.5m
                                                             shares of
                                                                EXPE
 ____        ____
|                |           [arrow right]
|      Other     |       Expedia Common Stock*
   Shareholders
   Who Elect to
|    Exchange    |
|____        ____|           [arrow left]                    [LOGO OF
                        USAI Package of Securities        USA NETWORKS INC]
                           .  Common stock
                           .  Preferred stock
                           .  Warrants


*Microsoft has committed to exchange all of its shares, subject to the cutback.

*If more than 37.5 million shares of Expedia stock are offered to be exchanged, all shareholders (including MSFT) will be cut back on a prorated basis.


                                                                               7

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[LOGO OF EXPEDIA, INC.]
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                            Information and Choices
                            for Expedia shareholders

[LOGO OF EXPEDIA, INC.]                                For Employee Shareholders
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Eligibility to Exchange Shares or
Vote on Transaction


Eligibility to Exchange:

  -  All shares held as of December 17, 2001
  -  Examples:
     .  Purchases through the open market
     .  Purchases through the ESPP (up to June 30th purchase)
     . Purchases through the exercise of stock options and holding of the underlying shares

Eligibility to Vote:

  -  All shares held as of October 15, 2001

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[LOGO OF EXPEDIA, INC.]                                For Employee Shareholders
--------------------------------------------------------------------------------


Expedia Shareholders will have 3 choices

 _____             _____       _____          _____      _____            _____
|                       |     |                    |    |                      |
|     HOLD Expedia      |     |    EXCHANGE        |    |                      |
|       shares &        |     |     shares for:    |    |                      |
   receive approx. one                                           SELL
     Expedia warrant                                           shares in
     per five shares           USAI Common Stock               the open
          held            OR   USAI Preferred Stock  OR         market
                               USAI Warrants
     (actual ratio=
     0.1920 warrants
       for 1 share)

|[LOGO OF EXPEDIA, INC.]|     |     [LOGO OF       |    |                      |
|                       |     | [USA NETWORKS INC] |    |                      |
|_____             _____|     |_____          _____|    |_____            _____|


                   - or a combination of the three choices -

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[LOGO OF EXPEDIA, INC.]                                For Employee Shareholders
--------------------------------------------------------------------------------


Expedia Shareholder: Hold

 .  Expedia shareholders will receive
   approximately 1 Expedia warrant for every 5
   Expedia shares*
       * (actual ratio = 0.1920 warrants for 1 share)
   -  Exercise price: $52
   -  7 year term
   -  100% immediate vesting
   -  will be tradable on NASDAQ (symbol = EXPEW)


   Subject to...
   1) Market liquidity or buyer interest
   2) Insider trading policies (including trading windows)
   3) Transaction fees

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[LOGO OF EXPEDIA, INC.]                                For Employee Shareholders
--------------------------------------------------------------------------------

Expedia Shareholder:
Hold Example



As of the closing of                                        After Transaction
the transaction
                                [arrow right]
                          1 warrant (approximately)*         100 EXPE Common
                             for every 5 options                    &
100 EXPE Common                                             19 EXPE Warrants +
                                                         Cash for 0.2 fractional
                                                                 warrant*


                 *(actual ratio = 0.1920 warrants for 1 share)

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[LOGO OF EXPEDIA, INC.]                                For Employee Shareholders
--------------------------------------------------------------------------------

Expedia Shareholder: Exchange

Exchange some or all Expedia Common Stock for USAI package of securities which include:

     - USAI Common Stock
     - USAI Preferred Stock
     - USAI Warrants

Note 1: The number of Expedia shares exchanged will be determined as of 12/17/01, based on # of shares electing to exchange and following prorated cutback if more than 37.5 million shares are offered to be exchanged.

Note 2: The exchange ratios of the USA securities per Expedia share will depend on (i) USA's stock price prior to the transaction and (ii) the number of Expedia shares exchanged

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[LOGO OF EXPEDIA, INC.]                                For Employee Shareholders
--------------------------------------------------------------------------------


USAI Securities

USAI Common Stock

   -  One vote per share

   -  Exchange ratio & value depends on

      .  Total # of Expedia shares exchanged

      .  Measurement period price of USAI common stock

   -  If 37.5 million shares exchange:

      .  0.76 shares if USAI price [is less than or equal to] $23.00

      .  $17.50 of value if USAI price [is greater than] $23 and [less than] $31

      .  0.56 shares if USAI price [is greater than or equal to] $31

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[LOGO OF EXPEDIA, INC.]                                For Employee Shareholders
--------------------------------------------------------------------------------

USAI Securities

USAI Preferred Stock

  - 0.35 to 0.39 shares per Expedia share

  - Two votes per share

  - $50 face value

  - 1.99% annual dividend on face value

  - Convertible, at any time, into at least 1.48 shares of USAI common stock, more if USAI stock price is above $35.10

  - At the 5, 7, 10, and 15 year anniversaries, holder may redeem shares for $50 in cash or USAI stock

  - Traded in public market under ________ ticker

  - Actual exchange ratio & value depends on total # of Expedia shares exchanged

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[LOGO OF EXPEDIA, INC.]                                For Employee Shareholders
--------------------------------------------------------------------------------


USAI Package of Securities

USAI Warrants

-  $35.10 Exercise Price

-  7 year term

-  Immediately vested upon receipt

-  Traded on Public Exchange under ______ ticker

-  Actual exchange ratio & value depends on

   .  Measurement period price of USAI common stock

-  Number of warrants per Expedia share

   .  If USAI price [is less than or equal to] $25.75, then 0.45

   .  If USAI price [is greater than] $25.75 and [less than] $28.25, see Annex F

   .  If USAI price [is greater than]+ $28.25, then 0.39

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[LOGO OF EXPEDIA, INC.]                                For Employee Shareholders
--------------------------------------------------------------------------------

Taxation of USAI Securities - (for US employees)

At Exchange: No Tax

At Sale: Short Term or Long Term Capital Gain/Loss

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[LOGO OF EXPEDIA, INC.]                                For Employee Shareholders
--------------------------------------------------------------------------------

Next Steps for Shareholders

Packet of materials sent to your home:

 .  Proxy card for voting
   - Complete & mail in by 12/17/01 at 5 PM Eastern Time

 . If you want to hold your Expedia shares as is (& receive EXPE warrants), there is no need to do anything else

 . If you want to exchange some or all shares, complete the yellow election form/letter of transmittal (return with your Expedia Stock Certificate) or follow broker instructions
   - Actual number of shares exchanged not determined until after the Dec. 17th Shareholder Meeting

[LOGO OF EXPEDIA, INC.]                                For Employee Shareholders
--------------------------------------------------------------------------------

Considerations relating to disposition of shares

 . Expected short and long term performance of EXPE stock and USAI securities

 . Expected marketability for new classes of securities

 . Tax consequences of holding, selling or exchanging shares

 . Diversification of personal holdings

 . Expedia not providing investment advice

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[LOGO OF EXPEDIA, INC.]
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                             Information and choices
                           for Eligible Expedia stock
                                 option holders

[LOGO OF EXPEDIA, INC.]                                 For Stock Option Holders
--------------------------------------------------------------------------------


Expedia stock option holders will have 2 choices

 ______                     ______           ______                      ______
|                                 |         |                                  |
|     HOLD Expedia options &      |         |                                  |
|    Receive approximately 1      |         |                                  |
|      Expedia warrant per 5      |         |       EXERCISE options and       |
           options held                            have the three choices
                                                    that are available to
   (actual ratio=0.1920 warrants       OR               shareholders
           for 1 share)




|                                 |         |                                  |
|                                 |         |                                  |
|      [LOGO OF EXPEDIA, INC.]    |         |                                  |
|______                     ______|         |______                      ______|



                     - or a combination of the two choices -

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[LOGO OF EXPEDIA, INC.]                                For Employee Shareholders
--------------------------------------------------------------------------------


Expedia Shareholders will have 3 choices

 _____             _____       _____          _____      _____            _____
|                       |     |                    |    |                      |
|     HOLD Expedia      |     |    EXCHANGE        |    |                      |
|       shares &        |     |     shares for:    |    |                      |
   receive approx. one                                           SELL
     Expedia warrant                                           shares in
     per five shares           USAI Common Stock               the open
          held            OR   USAI Preferred Stock  OR         market
                               USAI Warrants
     (actual ratio=
     0.1920 warrants
       for 1 share)

|[LOGO OF EXPEDIA, INC.]|     |     [LOGO OF       |    |                      |
|                       |     | [USA NETWORKS INC] |    |                      |
|_____             _____|     |_____          _____|    |_____            _____|


                   - or a combination of the three choices -

[LOGO OF EXPEDIA, INC.]                                 For Stock Option Holders
--------------------------------------------------------------------------------

Employee stock options that are eligible for warrants

Vested and unvested stock options that were:

 .  Granted to employees employed as of July 15, 2001

 .  Granted on and before August 2, 2001

 .  Held (outstanding) as of December 7, 2001

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[LOGO OF EXPEDIA, INC.]                                 For Stock Option Holders
--------------------------------------------------------------------------------

Eligible Expedia Stock Option Holders

Will receive approximately 1 Expedia warrant for every 5 Expedia outstanding options*

                 . (actual ratio = 0.1920 warrants for 1 option)

On Dec. 7, 2001                 [ARROW RIGHT]            After Transaction
                          1 warrant (approximately)*     100 EXPE Options
100 EXPE Options             for every 5 options                 &
(vested & unvested)                                      19 EXPE Warrants
                                                        (vested & unvested)

                                                          + cash for 0.2
                                                        fractional warrant*

[LOGO OF EXPEDIA, INC.]                                 For Stock Option Holders
--------------------------------------------------------------------------------

What is an Expedia Warrant?

    A warrant is similar to a non-qualified stock option. It is the right to buy a share of Expedia stock

    - At a specific price ($52)

    - By a specific date (7 year term - expires on or about December 18, 2008, the 7th anniversary of USA/Expedia closing)

    Can be traded on NASDAQ once vested (symbol = EXPEW)

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[LOGO OF EXPEDIA, INC.]                                 For Stock Option Holders
--------------------------------------------------------------------------------

What can you do with EXPE warrants?

     You can:

     -  Hold & do nothing (subject to expiration after approximately 7 years)

     -  Exercise and...

        . Hold shares of EXPE stock

        . Sell shares of EXPE stock

     -  Sell the warrant itself*

     *Subject to...

     1) Market liquidity or buyer interest

     2) Insider trading policies (including trading windows)

     3) Transaction fees

     4) Withholding taxes (exercising & selling are each taxable transactions)

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[LOGO OF EXPEDIA, INC.]                                 For Stock Option Holders
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Vesting of Warrants

 .  Warrants vest on the same schedule as the underlying stock options

 .  REMINDER:  Stock option vesting schedule:

   -  1/8 vested after one year from grant

   -  1/8 vested every six months thereafter

   -  Fully vested after 4 1/2 years from date of grant

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[LOGO OF EXPEDIA, INC.]                                 For Stock Option Holders
--------------------------------------------------------------------------------

  Vesting Schedule Example



Options

   |         |          |         |             |               / /      |
   |---------|----------|---------|-------------|--------------/ /-------|----|
   |         |          |         |             |             / /        |

08/01/00  08/01/01  02/01/02  08/01/02       02/01/05                08/01/07

  1,000      125       125       125          1,000                 Expiration
 options     vest      vest      vest          100%
 granted                                      vested

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[LOGO OF EXPEDIA, INC.]                                 For Stock Option Holders
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                                Vesting Schedule

Warrants

          192
        Warrants                              192
         Issued        24         24          100%
       24 vested      vest       vest        vested             Expiration

        12/07/01    02/01/02   08/01/02     02/01/05          approx. 12/18/08

            |           |         |             |                   / /  |
            |-----------|---------|-------------|------------------/ /---|-----|
            |           |         |             |                 / /    |




Options

   |         |          |         |             |               / /      |
   |---------|----------|---------|-------------|--------------/ /-------|----|
   |         |          |         |             |             / /        |

08/01/00  08/01/01  02/01/02  08/01/02       02/01/05                08/01/07

  1,000      125       125       125          1,000             Expiration
 options     vest      vest      vest          100%
 granted                                      vested

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[LOGO OF EXPEDIA, INC.]                                 For Stock Option Holders
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Taxation of Expedia Warrants (US employees)

At Issuance:  No Tax

At Vest:      No Tax

At Exercise:  Ordinary Income Tax

At Sale of Expedia Stock (resulting from exercised warrants): Short Term or Long Term Capital Gain/Loss

At Sale of Warrant: Ordinary Income Tax (on sale proceeds, tax basis in warrant is $0)

Note: Taxes will be withheld by warrant administrator.

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[LOGO OF EXPEDIA, INC.]                                 For Stock Option Holders
--------------------------------------------------------------------------------

Next Steps for Option Holders

Dec. 7, 2001 - Warrant issuance date

Between now & closing

-  Do nothing - warrants tradeable/exercisable after 90 days & vesting)

[LOGO OF EXPEDIA, INC.]                                 For Stock Option Holders
--------------------------------------------------------------------------------

Next Steps for Option Holders

Between now & closing

-  Exercise underlying options - Warrants forfeited as option holder

   . If options exercised & held as shares, then warrants issued as a shareholder upon closing of USA transaction

   . If options exercised & shares exchanged for USAI package of securities, receive no warrants unless exchange oversubscribed and retain Expedia shares (on prorated basis) and receive Expedia warrants as shareholder upon closing of USA transaction

   . If options exercised & sold, then no warrants issued for those exercised/sold options (NOTE: Insiders may trade only through December 15, 2001.)

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[LOGO OF EXPEDIA, INC.]                                 For Stock Option Holders
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Next Steps for Option Holders

90 day blackout period - betw. Dec. 7, 2001 - March 7, 2002

-  You may not exercise, transfer or trade warrants

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[LOGO OF EXPEDIA, INC.]                                 For Stock Option Holders
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Warrant Schedule


           12/7/01             12/18/01                 3/8/02

              /                  /                       /
             /                  /                       /
----------------------------------------------------------------------\
            Option holder      Exercise of options       warrants      \
              warrants          has no effect on          can be        \
            forfeited if            warrants           exercised or      \
              options                                     traded         /
             exercised                                                  /
                                                                       /
----------------------------------------------------------------------/
                    | 90 day blackout period            |
                    | cannot exercise or trade warrants |
                    |___________________________________|

                    |              |                    |
                    |              |                    |
                   \ /            \ /                  \ /

                 Warrant       Anticipated          Warrants
                 Issuance      closing of USA        can be
                 Date          transaction          exercised

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[LOGO OF EXPEDIA, INC.]                                 For Stock Option Holders
--------------------------------------------------------------------------------

What Next for Option Holders?

Packet of materials sent to your home:

 .  Same materials as packet to shareholders

 . If you are a shareholder, you will also receive a separate packet for your shares of Expedia stock

 .  NO REQUIREMENT TO DO ANYTHING if you keep your Expedia options as is

[LOGO OF EXPEDIA, INC.]                                 For Stock Option Holders
--------------------------------------------------------------------------------

What Next for Option Holders?

Around December 7th or 10th, 2001:

- HR will send you a prospectus relating to the issuance of warrants and a statement with: number of warrants issued, grant date, exercise price & vesting schedule

-  Nothing to sign or return!

Prior to March 8, 2002:

- You will receive more information on Mellon Investor Services procedures for exercising & selling warrants

[LOGO OF EXPEDIA, INC.]                                 For Stock Option Holders
--------------------------------------------------------------------------------

Exercising Options and Exchanging for USAI securities

If you want to exercise your stock options for Expedia shares & participate in the exchange, you must:

 .  Exercise & hold Expedia shares by December 14 (Paine Webber requirement)

 .  Hold shares electronically (no paper certificates)

 .  Contact Paine Webber for instructions

   - Actual number of shares exchanged not determined until after the Dec. 17th Shareholder Meeting

Note: The exercise of options is a taxable event.

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Considerations relating to exercising options & exchanging for USAI securities

 .  Same considerations relating to disposition of shares

 .  Gain on the exercise of options taxed as ordinary income

 .  Forfeiture of potential future option value

 .  Risk of proration

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[LOGO OF EXPEDIA, INC.]                        For Stock Option and Shareholders
--------------------------------------------------------------------------------


Tentative timetable

--------------------------------------------------------------------------------
Date            Shareholders                  Stock Option Holders
--------------------------------------------------------------------------------
November 14     Mailing commenced             Mailing commenced
--------------------------------------------------------------------------------
December 7                                    Warrants issued
--------------------------------------------------------------------------------
December 7 -                                  Warrants forfeited if options are
closing                                       exercised during this period
                                              ("Exercise & holds" become
                                               Expedia shares)
--------------------------------------------------------------------------------
December 17     Shareholder Meeting           Deadline for converting EXPE
                -Deadline for shareholder     options to shares & participate in
                to elect to exchange shares   election (see shareholder
                & turn in EXPE stock          requirements)
                certificates (or guarantee
                delivery)
                -Deadline for voting
                 (proxy card)
--------------------------------------------------------------------------------
December 18     Close of deal                 Close of deal
(projected
   date)
--------------------------------------------------------------------------------
After           Warrants are issued to        Warrants cannot be exercised
shareholder     shareholders who do not       transferred or traded for 90 days
meeting         elect to exchange             (12/7/01 thru 3/7/02)
--------------------------------------------------------------------------------

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[LOGO OF EXPEDIA, INC.]
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Informational Resources

 .  Resource for both shareholders & stock option holders

   MacKenzie Partners, Inc.
   1-800-322-2885